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                                                                    Exhibit 99.1

The following statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C.
1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

      Re: DRAXIS Health Inc.

Ladies and Gentlemen:

      In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), each of the undersigned hereby certifies that:

            (i) this Annual Report on Form 20-F, for the period ended December 31, 2002, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

            (ii) the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of DRAXIS Health Inc.

Dated as of this 14th day of May, 2003.


/s/ Martin Barkin, M.D.                      /s/ Jim A.H. Garner
---------------------------------------      -----------------------------------
Martin Barkin, M.D.                          Jim A.H. Garner
President and Chief Executive Officer        Senior Vice President, Finance and
                                             Chief Financial Officer






A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO DRAXIS HEALTH INC. AND WILL BE RETAINED BY DRAXIS HEALTH INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.